
15025162

U.S. DEPARTMENT OF THE TREASURY
WASHINGTON, D.C. 20220



RECEIVED
PROCESSING
MAR 0 3 2015
SECTION
201

OMB APPROVAL
OMB = 1535-0089

ANNUAL AUDITED REPORT
FORM G-405
PART III

FACING PAGE
Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NO.
8-37775

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YYYY) AND ENDING 12/31/2014 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

G.X. Clarke & Co. dba Intl FCStone Partners L.P.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

10 Exchange Place, Suite 1005
(No. and Street)

Jersey City (City) New Jersey (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph J. Porzio (212) 200-3600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report
(Name - if individual, state last, first, middle name)

Deloitte & Touche LLP

30 Rockefeller Plaza (Address) New York (City) NY (State) 10112-0015 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

KW 3/17

AFFIRMATION

I, Joseph Porzio, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to G.X. Clarke & Co. (the "Company") as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any partner, proprietor, or principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Joseph Porzio
Executive Vice President

Subscribed to before me this
2nd day of March, 2015



Notary Public

GLORIA C. COHEN
ID # 2272670
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 3/6/2016

G.X. CLARKE & CO.
(SEC I.D. No. 8-37775)


SEC MAIL PROCESSING
RECEIVED
MAR 03 2015
WASH. D.C.
201
SECTION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed in accordance with Section 405.2
Of the Regulations pursuant to Section 15C
with Section 405.2 of the Regulations pursuant to Section 15C
of the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
G.X. Clarke & Co.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of G.X. Clarke & Co. (the "Company") as of December 31, 2014, that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12 to the financial statement, on January 1, 2015, the Company was acquired by INTL FCStone Inc (the "Parent"). The Company was renamed INTL FCStone Partners L.P. and continues to operate as a wholly-owned subsidiary of its Parent. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

March 2, 2015

New York, NY

G.X. CLARKE & CO.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash		$ 42,849,000
Receivables from broker-dealers and other counterparties		4,696,000
Receivables under reverse repurchase agreements		340,494,000
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $64,080,000):		
U.S. Treasury obligations	$ 92,723,000	
U.S. Government agency obligations	180,658,000	
Agency mortgage-backed obligations	388,797,000	662,178,000
Interest receivable on trading assets		1,691,000
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $1,015,000		493,000
Other assets		885,000
TOTAL ASSETS		$ 1,053,286,000

LIABILITIES AND PARTNERS' EQUITY

Payables to broker-dealers and other counterparties		$ 42,501,000
Payables under repurchase agreements		821,329,000
Trading liabilities, at fair value		
U.S. Treasury obligations	$ 89,502,000	
U.S. Government agency obligations	37,240,000	126,742,000
Interest payable on trading liabilities		450,000
Other liabilities and accrued expenses		4,294,000
		995,316,000
Subordinated liabilities		8,250,000
PARTNERS' EQUITY		49,720,000
TOTAL LIABILITIES AND PARTNERS' EQUITY		$ 1,053,286,000

See notes to the Statement of Financial Condition

G.X. CLARKE & CO.

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2014

1. INTRODUCTION AND BASIS OF PRESENTATION

Description of Business – G.X. Clarke & Co. (the "Company"), a partnership, is a registered broker-dealer in U.S. Government and agency securities under the Government Securities Act of 1986.

Basis of Presentation – The financial statements of the Company is prepared in conformity with accounting principles generally accepted in the United States of America. These principles require the Company to make certain estimates and assumptions, including those regarding trading assets, trading liabilities and certain accrued liabilities that may affect the amounts reported in the financial statements and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principal Transactions – Securities transactions involving United States (U.S.) Treasury obligations, U.S. Government agency obligations, and agency mortgage-backed obligations are reported at fair value in Trading assets or Trading liabilities on a trade date basis if they settle in a regular-way. Regular-way securities trades provide for delivery or receipt of securities within the time frame generally established by settlement conventions in the market in which the trade occurs.

Securities transactions with forward settlements are not exempt from application of derivative accounting and are therefore recorded as forward contracts with the change of the fair value of the contracts recorded on the statement of financial condition. These forward contracts are recorded on the statement of financial condition within trading assets or liabilities with the change in fair value recorded within principal transactions revenues.

Trading Assets and Trading Liabilities – The Company's trading activities consist primarily of securities trading in connection with U.S. Treasury obligations, U.S. Government agency obligations, and agency mortgage-backed obligations. Trading assets and trading liabilities, including derivatives used in the Company's trading activities, are recorded on a trade date basis at fair value. Derivative instruments, which consist of futures, mortgage-backed "to be announced" (TBA) securities and forward settling transactions, are used to manage risk exposures in trading inventory. The fair value on these transactions are recorded in receivables or payables to broker-dealers and other counterparties. Realized and unrealized gains and losses on securities and derivative transactions are reflected in principal transactions revenues.

The guidance on fair value accounting establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. Fair value is the amount that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The fair values of trading assets and trading liabilities are based on quoted external sources (e.g., observable market prices, observable market parameters, price quotation services, etc.), internal sources (e.g., dealer price quotations for similar instruments) or estimates made in good faith by management based on available information. All of the Company's trading assets and trading liabilities are Level 1 and 2 which are based on market prices or observable inputs.

Securities Financing Transactions – The Company enters into receivables under reverse repurchase agreements and payables under repurchase agreements primarily to finance inventory positions, acquire securities to cover short positions or to acquire securities for settlement.

These agreements are recorded at their contractual amounts plus accrued interest. In connection with these agreements and transactions, it is the policy of the Company to receive or pledge cash or securities to adequately collateralize such agreements and transactions in accordance with general industry guidelines and practices. The value of the collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. The carrying amounts of these agreements and transactions approximate fair value due to their short-term nature and the level of collateralization.

Offsetting Assets and Liabilities – The entity is required to disclose information relating to recognized assets and liabilities that are offset or subject to an enforceable master netting arrangement or similar agreement, including the gross amounts of those recognized assets and liabilities, the amounts offset to determine the net amount presented in the statement of financial condition, and the net amount presented in the statement of financial condition.

With respect to amounts subject to an enforceable master netting arrangement or similar agreement which are not offset, disclosure is required of the amounts related to recognized financial instruments and other derivative instruments, the amount related to financial collateral (including cash collateral), and the overall net amount after considering amounts that have not been offset.

Receivables from and Payables to Broker-dealers and Other Counterparties – The amounts shown represent amounts receivable from and payable to broker-dealers and other counterparties in connection with U.S. Treasury obligations, U.S. Government agency obligations, and agency mortgage-backed obligations. Receivables from broker-dealers and other counterparties primarily include amounts receivable for securities sold but not yet delivered by the Company on settlement date ("fails-to-deliver") and net receivables arising from unsettled trades. Payables to broker-dealers and other counterparties primarily include amounts payable for securities purchased but not yet received by the Company on settlement date ("fails-to-receive"), net payables arising from unsettled trades and bonds loaned transactions. Due to their short-term nature, receivables from and payables to broker-dealers and other counterparties approximate fair value.

Office Equipment and Leasehold Improvements – Office equipment is stated at cost less accumulated depreciation. Depreciation on office equipment is computed on a straight-line basis using an estimated useful life of 3 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the asset or the remaining life of the related lease.

At December 31, 2014, office equipment totaled $497,000 and leasehold improvements totaled $1,011,000. Accumulated depreciation and amortization was $1,015,000 as of December 31, 2014.

Income Taxes - The Company is treated as a partnership for U.S. federal income tax purposes. It is not required to include a provision for federal or state income taxes as each partner is responsible for their pro-rata share of taxable income or loss on their respective tax return.

3. TRADING ASSETS AT FAIR VALUE AND TRADING LIABILITIES AT FAIR VALUE

At December 31, 2014, the Company held trading assets at fair value and trading liabilities at fair value in U.S. Treasury obligations, U.S. Government agency obligations, and agency mortgage-backed obligations with maturity dates as follows:

Trading Assets, at Fair Value	Less Than 1 year	1 to 5 Years	5 Years or Longer	Total
U.S. Treasury obligations	$ 47,200,000	$ 37,750,000	$ 7,773,000	$ 92,723,000
U.S. Government agency obligations	18,620,000	120,449,000	41,589,000	180,658,000
Agency mortgage-backed obligations	233,000	23,104,000	365,460,000	388,797,000
Total	$ 66,053,000	$ 181,303,000	$ 414,822,000	$ 662,178,000
Trading Liabilities, at Fair Value				
U.S. Treasury obligations	$ 13,674,000	$ 38,886,000	$ 36,942,000	$ 89,502,000
U.S. Government agency obligations	-	33,590,000	3,650,000	37,240,000
Total	$ 13,674,000	$ 72,476,000	$ 40,592,000	$ 126,742,000

The Company enters into TBA securities transactions for the sole purpose of managing risk associated with the purchase of mortgage pass-through securities. TBA securities are included within payables to broker-dealers and other counterparties. Forward settling securities represent non-regular way securities and are included in trading assets or liabilities. These transactions are summarized as follows:

	Gain / (Loss)	Notional Amounts
Unrealized gain on TBA securities purchased within payables to broker-dealers and other counterparties and related notional amounts (1)	$ 230,000	$ 131,431,000
Unrealized loss on TBA securities purchased within payables to broker-dealers and other counterparties and related notional amounts (1)	$ (63,000)	$ 56,816,000
Unrealized gain on TBA securities sold within payables to broker-dealers and other counterparties and related notional amounts (1)	$ 282,000	$ (214,405,000)
Unrealized loss on TBA securities sold within payables to broker-dealers and other counterparties and related notional amounts (1)	$ (537,000)	$ (185,475,000)
Unrealized gain on forward settling securities purchased within trading assets and related notional amounts	$ 24,000	$ 28,014,000
Unrealized gain on forward settling securities sold within trading assets and related notional amounts	$ 321,000	$ (149,176,000)

U.S. Treasury Futures (recorded in Other Assets net of margin deposit)	$ (133,000)	$ (240,000,000)

(1) The notional amounts of these instruments reflect the extent of the Company's involvement in TBA securities and do not represent risk of loss due to counterparty non-performance.

In accordance with current fair value guidance, the Company has categorized its trading assets and trading liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Trading assets and trading liabilities recorded on the accompanying statement of financial condition are categorized based on the inputs to the valuation techniques as follows:

Level 1: Trading assets and trading liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in active markets that the Company has the ability to access (for example, U.S. Treasury obligations and certain U.S. Government agency securities).

Level 2: Trading assets and trading liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability (for example, agency mortgage-backed securities, and certain U.S. Government agency securities).

Level 2 inputs include:
a) Quoted prices for similar assets or liabilities in active markets;
b) Quoted prices for identical or similar assets or liabilities in non-active markets;
c) Pricing models whose inputs are observable for substantially the full term of the asset or liability;
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3: Trading assets and trading liabilities whose prices are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. The Company had no Level 3 trading assets or trading liabilities during the year and as of December 31, 2014. There were no transfers between any of the Level 1 and 2 categories in the fair value measurement hierarchy during the year ended December 31, 2014.

When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those trading assets and trading liabilities measured at fair value as of December 31, 2014:

Trading Assets, at Fair Value

	Level 1	Level 2	Total
U.S. Treasury obligations	$ 92,723,000	$ -	$ 92,723,000
U.S. Government agency obligations	17,496,000	163,162,000	180,658,000
Agency mortgage-backed obligations	-	388,797,000	388,797,000
Total	$ 110,219,000	$ 551,959,000	$ 662,178,000

Trading Liabilities, at Fair Value

	Level 1	Level 2	Total
U.S. Treasury obligations	$ 89,502,000	$ -	$ 89,502,000
U.S. Government agency obligations	37,240,000	-	37,240,000
Total	$ 126,742,000	$ -	$ 126,742,000

4. OFFSETTING ARRANGEMENTS

To reduce credit exposures on derivatives, forward settling and securities financing transactions, the Company may enter into master netting agreements or similar arrangements with counterparties that permit it to offset receivables and payables with such counterparties. These agreements mitigate counterparty credit risk by providing for a single net settlement with a counterparty of all financial transactions covered by the agreement in the event of default as defined under such agreements.

Upon exercise of such termination rights, all transactions governed by the netting agreement are terminated and a net settlement amount is calculated. In addition, the Company receives and posts cash and securities collateral with respect to its derivatives and securities financing transactions.

All firm-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities are disclosed parenthetically in trading assets at fair value on the accompanying statement of financial condition.

The following table presents financial instruments and securities financing arrangements that are subject to enforceable netting arrangements, collateral arrangements or other similar agreements as of December 31, 2014:

Offsetting of Collateralized Transactions and Derivative Assets

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets in the Statement of Financial Condition	Gross Amounts Not Offset in the Statements of Financial Condition	Net Assets
Reverse Repurchase Agreements	$ 340,494,000	$ -	$ 340,494,000	$ (340,494,000) (1)	$ -
TBA Securities	167,000	(167,000)	-	-	-
Forward Settling Securities	24,000	-	24,000	-	24,000
U.S. Treasury Futures	222,000	(133,000)	89,000	-	89,000
Total	$ 340,907,000	$ (300,000)	$ 340,607,000	$ (340,494,000)	$ 113,000

Offsetting of Collateralized Transactions and Derivative Liabilities

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities in the Statement of Financial Condition	Gross Amounts Not Offset in the Statements of Financial Condition	Net Liabilities
Repurchase Agreements	$ 821,329,000	$ -	$ 821,329,000	$ (821,329,000) (2)	$ -
TBA Securities	255,000	(167,000)	88,000	-	88,000
Forward Settling Securities	321,000	-	321,000	-	321,000
U.S. Treasury Futures	133,000	(133,000)	-	-	-
Total	$ 822,038,000	$ (300,000)	$ 821,738,000	$ (821,329,000)	$ 409,000

(1) Gross amount of cash collateral posted and not offset in the Statement of Financial Condition.

(2) Gross amount of securities pledged not offset in the Statement of Financial Condition. These amounts do not include the excess collateral pledged.

5. COLLATERALIZED TRANSACTIONS

The Company pledges trading assets to collateralize repurchase agreements. At December 31, 2014, on a settlement date basis, trading assets of $64,080,000 were pledged as collateral under repurchase agreements. The counterparty has the right to repledge the collateral in connection with these transactions. These trading assets have been pledged as collateral and have been parenthetically disclosed on the accompanying statement of financial condition.

In addition, the Company pledged settlement date trading assets of $560,823,000 and securities received under reverse repurchase agreements of $211,939,000 to cover collateral for tri-party repurchase agreements. These securities have not been parenthetically disclosed on the statement of financial condition since the counterparty does not have the right to sell or repledge the collateral.

At December 31, 2014, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in reverse repurchase agreements. The fair value of such collateral at December 31, 2014, was approximately $341,377,000 of which $130,090,000 was used to cover securities sold short which are recorded in trading liabilities on the statement of financial condition. In the normal course of business, this collateral is used by the Company to cover trading liabilities and to obtain financing in the form of repurchase agreements. At December 31, 2014, substantially all of the above collateral had been delivered against trading liabilities or repledged by the Company to obtain financing.

6. DEFINED CONTRIBUTION 401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan") covering partners and all full-time employees of the Company. Partners and employees having reached 20½ years of age have the option of joining the Plan after 6 months of service. The partners' and employees' contributions are limited to the lesser of 20% of the individual's gross wages or the maximum employee deductible contribution for a defined contribution plan ($17,500 for calendar year 2014). The Company matches annual partner and employee contributions to the Plan at the lesser of $15,600 or 6% of participating partners' or employees' compensation.

The 401(k) was terminated at December 31, 2014 due to the Company's acquisition described in Note 12 (Subsequent Events).

7. COMMITMENTS AND CONTINGENCIES

Leases and Commitments

At December 31, 2014, the minimum future rental commitments under the operating leases were as follows:

For the Year Ending December 31,		Amount
2015	$	637,000
2016		347,000
Thereafter		62,000
Total	$	1,046,000

Additionally, the Company's primary lease contains escalation clauses providing for increased rentals based upon maintenance and tax increases.

Commitments to Purchase Securities

Trading liabilities represent obligations of the Company to purchase specified financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy trading liabilities may exceed the amounts recognized on the accompanying statement of financial condition.

8. LIQUID CAPITAL REQUIREMENT

As a registered broker-dealer in U.S. Treasury obligations, U.S. Government agency obligations, and agency mortgage-backed obligations, the Company is subject to the financial responsibility requirements of Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. The capital requirements of Section 402.2 provide that a ratio shall be maintained of liquid capital to total haircuts (as defined) in excess of 1.2 to 1. At December 31, 2014, the Company had liquid capital of $56,726,000, excess liquid capital (as defined) of $49,188,000, and total haircuts of $6,282,000. The Company's ratio of liquid capital to total haircuts was 9.03 to 1.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a broker-dealer in U.S. Treasury obligations, U.S. Government agency obligations, and agency mortgage-backed obligations, the Company is engaged in various securities trading, borrowing and lending activities servicing solely institutional counterparties. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions and market risk associated with the sale of securities not yet purchased can be directly impacted by volatile trading markets which may impair their ability to satisfy outstanding obligations to the Company. In the event of non-performance and unfavorable market price movements, the Company may be required to purchase or sell financial instruments, which may result in a loss to the Company.

The Company does not anticipate non-performance by counterparties in the above situations. The Company has a policy of reviewing the credit standing of each counterparty with which it conducts business. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one counterparty. The Company administers limits, monitors credit exposure, and periodically reviews the financial soundness of counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into collateral arrangements and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions and entering into risk reducing transactions.

In the normal course of business, the Company enters into transactions involving futures contracts and forward sales and purchases of TBA securities for hedging purposes and to manage the Company's exposure to market and other risks. Futures contracts are transacted on a margin basis through a futures commission merchant, executed on an exchange, with cash settled on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried in other assets on the statement of financial condition at fair value and are based on quoted market prices. Market risk arises from changes in the value of futures contracts held. Realized and unrealized gains or losses on futures contracts are recorded in principal transactions revenues in the statement of income.

Concentrations of Credit Risk – The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer. Trading assets consist of U.S. Treasury obligations, U.S. Government agency obligations, and agency mortgage-backed obligations, as well as interest receivable on those securities, which in the aggregate represent approximately 64% of the Company's total assets as of December 31, 2014. In addition, all of the collateral held by the Company for receivables under reverse repurchase agreements, which represent 32% of the Company's total assets at December 31, 2014, consists of securities issued or guaranteed by the U.S. Government or its agencies.

10. RELATED PARTIES

Subordinated Liabilities – At December 31, 2014, the Company had subordinated loan agreements outstanding totaling $8,250,000 with twelve partners, four employees, and one estate of a former partner. The loans are non-marketable and pay a variable interest rate of two percent (2%) per annum in excess of the prime rate (such rate of interest shall not be lower than seven percent (7%) per annum or greater than thirteen percent (13%) per annum) and mature at various dates in the years 2015, 2016, 2017, 2018 and 2019. As of December 31, 2014, the Company deemed carrying value of the loans to approximate fair value. As of December 31, 2014, the Company had interest payable of $145,000 recorded in Other liabilities and accrued expenses on the Statement of Financial Condition.

Subordinated loans of $8,250,000 were available to the Company in computing its liquid capital at December 31, 2014 pursuant to Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Distributions to Partners – During the year, the Company made capital distributions to the partners in the amount of $3,423,000.

11. UNCERTAINTY IN INCOME TAXES

In accordance with current guidance on accounting for uncertainty in income taxes, the Company evaluated the requirements of the guidance and determined that it did not have any impact on the financial statements.

The Company files partnership returns with the Federal, New York State, and New Jersey State tax authorities. The years that are open for tax examinations under the statute of limitations are, 2011, 2012, 2013 and 2014.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authorities.

De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending partners' capital. The Company does not have any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months. Based on its analysis, the Company management has determined that the Company does not have any material uncertain tax positions that require recognition or measurement in the Company's financial statements.

12. SUBSEQUENT EVENTS

On January 1, 2015, the Company was acquired by INTL FCStone Inc (the "Parent"). The Company was renamed INTL FCStone Partners L.P. and continues to operate as a wholly-owned subsidiary of its Parent. INTL FCStone Partners L.P. will continue to be managed by six of its former partners and offer similar products and services as it did during 2014, with additional support from its Parent.

Upon completion of the acquisition, INTL FCStone Partners L.P. received a working capital contribution from its Parent of $6 million and made capital distributions in the amount of $24 million. Prior to the acquisition, the Company received regulatory approval from FINRA to make capital distributions as INTL FCStone Partners L.P. continues to be subject to the financial responsibility requirements of Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. On January 1, 2015, after completion of the transaction, INTL FCStone Partners L.P. had liquid capital of $24,476,000, excess liquid capital (as defined) of $16,939,000, and total haircuts of

$6,282,000. As of January 1, 2015, INTL FCStone Partners L.P. had a ratio of liquid capital to total haircuts of 3.90 to 1.

In 2015, INTL FCStone Partners L.P. has the right to be reimbursed from its Parent for professional fees in the amount of $180,000. The Company has evaluated additional subsequent events through March 2, 2015, the date these financial statements were available to be issued. There were no other subsequent events that required additional consideration for adjustment to or disclosure in the financial statements as of and for the year ended December 31, 2014.

On January 2, 2015, principal balances for all subordinated loans were repaid to the partners, employees and one estate of a former partner. The repayment was approved by FINRA.

New Accounting Pronouncements
In June 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. The ASU changes the accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting, which is consistent with the accounting for other repurchase agreements. The ASU also requires two new disclosures. The first disclosure requires an entity to disclose information on transfers accounted for as sales in transactions that are economically similar to repurchase agreements. The second disclosure provides increased transparency about the types of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. The ASU is effective for years beginning on or after December 15, 2014. INTL FC Stone Partners L.P. is currently evaluating the impact this ASU will have on its financial statements.